

Mail Stop 3561

June 22, 2010

Mr. Larry Taylor
Chief Financial Officer
1100 Glendon Avenue, 17th Floor
Los Angeles, California 90024

       Re: OBN Holdings, Inc.
               Form 10-K for the Fiscal Year Ended June 30, 2009
               Filed November 9, 2009
               File No. 0-51021

Dear Mr. Taylor:

We have reviewed your supplemental response letter dated June 4, 2010 as well as your filings and have the following comments. As noted in our comment letter dated February 26, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended June 30, 2009

1.   Please file your March 31, 2010 Form 10-Q as soon as possible or advise us the reasons why you are unable to do so.

2.   We note your response to comment two of our letter dated May 27, 2010. We reviewed the copy of the independent appraisal report with regard to your acquired technology licenses. Please address the following:

- The report was completed for an as of date of March 31, 2009 based on the projected revenues derived from your licenses beginning 2010. Please reconcile for us the 2010 valuation report revenue assumption to actual 2010 results to date. Explain to us why the valuation as of March 31, 2009 was still applicable in your current impairment testing if the actual results differ significantly from your projected results for FY 2010. In this regard, indefinite-lived intangible assets must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Please advise us if you will be evaluating these licenses for impairment on an interim basis before your next annual impairment test. If not, explain to us in detail why not. See FASB ASC 350-30-35-18.

- Your MD&A disclosures should be significantly enhanced to provide information on when you anticipate generating revenue from these licenses and the ongoing status of your operating plans to develop these licenses. In this regard, if you are not going to meet your marketing and sales objectives in the timeframe you originally anticipate, then you should disclose the ongoing status of your development and marketing plans for these licenses and their impact on the impairment testing for the licenses.

3.   We note your response to comment four of our letter dated May 27, 2010. We await the filing of your amended Form 10-K for the fiscal year ended June 30, 2009.

4.   We note your response to comment five of our letter dated May 27, 2010. We remain unclear how you could reasonably conclude your <u>disclosure</u> controls and procedures ("DCP") were effective considering the omission of your report on internal control over financial reporting. Please explain.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

                                                        Sincerely,

                                                        Andrew Mew
                                                        Accounting Branch Chief